REXAM

Rexam delivers further strong profit growth

Rexam PLC, the global consumer packaging group and the world's No 1 beverage can maker, announces its results for the full year to 31 December 2004.

Underlying performance[1]

	2004	2003[2]	Increase
Sales from ongoing operations[3]	**£3,124m**	£2,999m	+4%
Underlying operating profit	**£391m**	£344m	+14%
Underlying profit before tax	**£300m**	£239m	+26%
Underlying earnings per share	**38.2p**	33.8p	+13%

Highlights

- **Underlying profit before tax[1] up 26% to £300m (£326m before retirement benefits net finance cost)**
- **Underlying EPS[1] up 13%**
- **Excellent free cash flow at £226m, up 7%**
- **Consumer Packaging margins increase to 12.5% from 11%**
- **Beverage Packaging underlying operating profit £318m, up 12%[4]**
- **Plastic Packaging underlying operating profit £71m, up 29%[4]**
- **Integration of Latasa ahead of plan – synergies of £11m ($20m)**

Rolf Börjesson, Chairman, commented: "Rexam made further strong progress in 2004, with creditable increases in sales, profits and margins. We continue to see excellent prospects for further organic growth and acquisitions, both of which will reinforce our leadership positions and create value for shareholders. I am confident that we are well positioned for further progress in 2005."

Statutory results[5]

	2004	2003[2]
Sales	**£3,081m**	£3,112m
Operating profit	**£300m**	£215m
Profit before tax	**£195m**	£3m
Basic earnings/(loss) per share	**21.0p**	(9.5)p
Dividends per share	**17.25p**	16.4p

1. For underlying performance, sales include sales of associates and profit and earnings are before goodwill amortisation and exceptional items
2. Restated for UITF38 "Accounting for ESOP Trusts"
3. Sales including sales of associates but excluding sales of businesses that have been discontinued, disposed or are held for sale
4. Based on 2003 underlying operating profit adjusted for full year effect of 2003 acquisitions and constant currency
5. For statutory results, sales exclude sales of associates and profit and earnings include goodwill amortisation and exceptional items

See also explanatory notes on next page

dlw 3/14

REXAM

Explanatory notes

Underlying: profit and earnings before goodwill amortisation and exceptional items and sales includes sales of associates (Note 1 above).
Ongoing operations: underlying performance excluding businesses that have been discontinued, disposed or are held for sale in either 2003 or 2004 (Note 3 above).
Adjusted underlying performance: ongoing operations for 2003 adjusted to include the pre-acquisition impact of 2003 acquisitions (the "full year effect") and to reflect the impact of re-translating at the 2004 average exchange rates ("constant currency") (Note 4 above).
The change between adjusted underlying performance and ongoing operations 2004 represents a combination of the result of 2004 acquisitions and organic growth. Organic growth is the year on year change arising on businesses owned since the beginning of 2004.

25 February 2005

Enquiries

Rexam PLC **020 7227 4100**
Lars Emilson, Chief Executive
Graham Chipchase, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics **020 7269 7291**
Richard Mountain/David Yates

Editors' notes:

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical, and food industries around the world. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com.

CHAIRMAN'S LETTER

This is my first letter to you since becoming Chairman of the Company at the Annual General Meeting in May 2004. It has been an interesting and eventful period.

When it comes to our overall financial performance, 2004 was another successful, if challenging, year and I am pleased to report that we made further good progress. Summarising our underlying results, sales from ongoing operations advanced 4% to £3.1bn and our underlying profit before tax rose 26% to £300m. Free cash flow generation was again particularly strong at £226m.

These results are testament to the strength of our business and the drive for performance by everyone in Rexam. They have been achieved despite there being no resolution to the deposit system on one-way packaging in Germany and despite the continued weakness of the US dollar, which impacted our results particularly from the Americas on translation into sterling.

Executing our strategy

Our successful strategy over recent years has transformed Rexam into a focused global consumer packaging group. Now, having achieved strong leadership positions and a solid base of operational excellence combined with positive long term customer relationships with many of the most famous brands in the world, we are taking Rexam to the next stage of its development. We are doing this by growing organically and by acquisition, as well as by extending our consumer packaging activities and moving into new geographic markets.

The implementation of our strategy progressed effectively during 2004. We continued to drive organic growth through our focus on a number of important areas. These included our commitment to providing customer satisfaction, innovation in areas such as marketing, supply chain and information management and the unstinting pursuit of operational efficiency.

The highly successful integration of the Latasa beverage can plants in Brazil, which we acquired in November 2003, has reaped even greater benefits than we first hoped for. One of the advantages of acquiring the Latasa operations is that we now, for the first time, have a substantial presence in the southern hemisphere.

In line with our strategy to consolidate the northern European glass container market, we strengthened our position during the year with the acquisition of two glassworks, one in the Netherlands and one in Poland. This not only

created opportunities for operational improvement but also reinforced our long term relationship with one of our major customers.

We also continued our strategy of investing in attractive growth sectors within consumer packaging. Following on from the acquisition of Risdon Pharma in 2003, we acquired Plastic Omnium Medical in France, a supplier of drug delivery and dispensing systems. This represented a significant step forward in establishing a leading position in the fast growing pharmaceutical packaging market and in further cementing our relationships with a number of global industry players.

Nearly 15% of our sales are now in what are frequently referred to as emerging markets, including countries such as Brazil, Russia and China. During 2004, we strengthened our presence in these markets, acquiring full ownership and control of our beverage can plants in Mexico and China. These investments, together with our recent agreement to provide technical support to a beverage can plant start-up in India, were all made with our long term future in mind. We anticipate that they will contribute strongly to the future success of Rexam.

We continue to see numerous acquisition opportunities, some of which we seek to take advantage of, to build on our position in consumer packaging through acquisition. The discipline of our acquisition process remains firmly in place and we will pursue only the deals which we are convinced will add value for shareholders.

Changes to the Board

At the Annual General Meeting in May 2004, Jeremy Lancaster stepped down after eight successful years overseeing the transformation of this Company. His experience, wisdom and integrity were an invaluable part of that transformation and it was a pleasure and privilege to work alongside him. At the same time, Stefan Angwald took over as Chief Executive. However, it became apparent to the Board that he was not the appropriate individual to lead the Company and we asked him to step down. I feel reassured by the fact that the Board acted resolutely and swiftly to avoid any long term effect. The Board was delighted that Lars Emilson, who has had previous experience as a Chief Executive at PLM during the 1990s and has been an executive director of Rexam since 1999, agreed to step up from the position of Group Director Beverage Cans to take on the role of Chief Executive. Lars played a key role in the integration of the ANC and Latasa acquisitions and his knowledge and experience are invaluable. I am sure that he will provide the Group with strong leadership as Chief Executive. Bill Barker, who succeeded Lars as Group

Director Beverage Cans, was appointed to the Board as an executive director in January 2005.

Dividend

The Board is proposing a final dividend payment of 10.09p per ordinary share. This will mean 17.25p for 2004, which is an increase of 5.2% on last year in line with our dividend policy. Subject to shareholder approval at the Annual General Meeting in May 2005, the dividend will be paid on 1 June 2005 to holders of ordinary shares registered on 13 May 2005.

Outlook

There is great talent throughout Rexam and I would like to thank everyone for their dedication to delivering success during 2004.

Looking forward, we are continuing to invest in our business to achieve growth. The European beverage can market continues to expand, despite the difficulties in Germany, and grew some 5% in 2004. We expect the market to grow at a similar level this year. The traditional beverage can market in the US is currently flat but we see numerous opportunities to expand through the introduction of faster growth products, such as non-standard can sizes, and we shall continue the conversion of capacity at some of our plants to exploit this.

We anticipate that Rexam will deliver its usual levels of efficiencies. Good volume and mix improvements, along with some price increases, are expected to largely offset cost inflation. With a sound and proven strategy, committed employees and a strong management team led by our Chief Executive, Lars Emilson, we look forward to further progress in 2005.

Rolf Börjesson
Chairman

25 February 2005

REXAM

OPERATING AND FINANCIAL REVIEW

2004 PERFORMANCE

The summary Group profit and loss accounts for 2004 and 2003 are set out below:

	Underlying business performance† £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
2004				
Sales including associates	**3,145**			**3,145**
Sales of associates	**-**			**(64)**
Sales	**3,145**			**3,081**
Operating profit including associates	**391**	**(75)**	**(16)**	**300**
Disposal of businesses	**-**	**-**	**(14)**	**(14)**
Interest	**(65)**	**-**	**-**	**(65)**
Profit before tax and retirement benefits net finance cost	**326**	**(75)**	**(30)**	**221**
Retirement benefits net finance cost	**(26)**	**-**	**-**	**(26)**
Profit before tax	**300**	**(75)**	**(30)**	**195**
Profit after tax	**215**	**(75)**	**(19)**	**121**
Basic earnings per share (p)				**21.0**
Diluted earnings per share (p)				**20.8**
Underlying earnings per share (p):				
- Before retirement benefits net finance cost	**41.1**			
- Including retirement benefits net finance cost	**38.2**			
Dividends per share (p)				**17.25**
2003 – restated*				
Sales including associates	3,186			3,186
Sales of associates	-			(74)
Sales	3,186			3,112
Operating profit including associates	344	(70)	(59)	215
Disposal of businesses	-	-	(107)	(107)
Interest	(73)	-	-	(73)
Profit before tax and retirement benefits net finance cost	271	(70)	(166)	35
Retirement benefits net finance cost	(32)	-	-	(32)
Profit before tax	239	(70)	(166)	3
Profit/(loss) after tax	174	(70)	(145)	(41)
Basic earnings per share (p)				(9.5)
Diluted earnings per share (p)				(9.5)
Underlying earnings per share (p):				
- Before retirement benefits net finance cost	38.1			
- Including retirement benefits net finance cost	33.8			
Dividends per share (p)				16.4

* The results for 2003 have been restated following the adoption of UITF38 "Accounting for ESOP Trusts". The background to, and impact of this restatement is set out in the Notes to the preliminary statement.

† Underlying business performance is the primary performance measure used by management. Management believes that exclusion of goodwill amortisation and exceptional items aids comparison of underlying performance.

Highlights of the Group performance over the last four years are shown in the Appendix.

The discussion of the results set out in the sections of this review of 2004 Performance, Sector Performance, Retirement Benefits, Interest and Tax is based on the first column of the above tables, "Underlying business performance". It is felt that by adjusting for exceptional items and goodwill amortisation, the underlying figures provide a better indication of the Group's performance. During the period of transition from SSAP24 to FRS17, underlying profit also excluded the retirement benefits net finance cost. Although this distinction is no longer considered necessary, it is shown below for comparison purposes. It is also considered for comparison that sales should include sales of associates. A summary of underlying business performance is set out below.

	2004 **£m**	2003 restated* £m	Change %
Ongoing operations	**3,124**	2,999	+4
Disposals and discontinued	**21**	187	
Sales including associates	**3,145**	3,186	-1
Ongoing operations	**389**	329	+18
Disposals and discontinued	**2**	15	
Underlying operating profit	**391**	344	+14
Interest	**(65)**	(73)	+11
Underlying profit before tax and retirement benefits net finance cost	**326**	271	+20
Retirement benefits net finance cost	**(26)**	(32)	+19
Underlying profit before tax	**300**	239	+26
Underlying profit after tax	**215**	174	+24
Underlying earnings per share (p):			
- Before retirement benefits net finance cost	**41.1**	38.1	+8
- Including retirement benefits net finance cost	**38.2**	33.8	+13

* Restated for UITF38 "Accounting for ESOP Trusts"

Sales including associates and underlying operating profit benefited from acquisitions, mainly in Beverage Packaging, completed in 2003 and 2004. Synergies following integration as well as the improved performance of existing businesses also had a positive effect. These benefits were offset by the impact of currency fluctuations, predominantly due to the weaker US dollar, and the disposal of businesses, primarily the Healthcare Flexibles Sector in October 2003.

The following tables, showing sales and underlying operating profit, compare on a consistent basis the ongoing Consumer Packaging segments. This basis excludes disposals and discontinued businesses but includes prior year acquisitions as if acquired on 1 January 2003, by adding their pre-acquisition results (shown as "Acquisitions 2003"). It also highlights currency fluctuations arising on translation.

Analysis of sales movement

		Consumer Packaging	
	Total £m	Beverage £m	Plastic £m
Sales including associates reported 2003	3,186		
Disposals 2003 and 2004	(187)		
Consumer Packaging 2003 reported in 2004	2,999	2,503	496
Acquisitions 2003	235	203	32
Currency fluctuations	(198)	(168)	(30)
Consumer Packaging 2003 pro forma basis	**3,036**	**2,538**	**498**
Acquisitions 2004	39	28	11
Organic sales growth	49	31	18
Consumer Packaging reported 2004	**3,124**	**2,597**	**527**
Disposals 2004	21		
Sales including associates reported 2004	3,145		

Organic sales growth was £49m, an increase of just under 2%. This includes sales from associates but excludes the effect of currency fluctuations and the impact of acquisitions and disposals. This growth was achieved through a combination of price increases, favourable mix and volume improvements. The impact of the German deposit legislation on sales was approximately £40m year on year. Adjusting for this, organic sales growth was about 3%, which is slightly below long term expectations, due largely to the poor summer in parts of Europe.

Analysis of underlying operating profit movement

		Consumer Packaging	
	Total £m	Beverage £m	Plastic £m
Underlying operating profit 2003 - restated	344		
Disposals 2003 and 2004	(15)		
Consumer Packaging 2003 reported in 2004	329	275	54
Acquisitions 2003	37	32	5
Currency fluctuations	(26)	(22)	(4)
Consumer Packaging 2003 pro forma basis	**340**	**285**	**55**
Acquisitions 2004	5	3	2
Organic operating profit growth	44	30	14
Consumer Packaging reported 2004	**389**	**318**	**71**
Disposals 2004	2		
Underlying operating profit reported 2004	391		
Analysis of the improvement in operating profit:			
Price changes	15	20	(5)
Cost changes	(16)	(15)	(1)
Price and cost changes	(1)	5	(6)
Volume/mix changes	(1)	(11)	10
Efficiency and other savings	46	36	10
	44	30	14

The organic growth in underlying operating profit, after taking into account acquisitions, disposals and currency movements, was £44m (13%), primarily as a result of efficiency savings, with price rises largely offsetting inflationary cost increases. The efficiency savings include £11m (US $20m) of synergies realised on the integration of the South American beverage can operations. The principal volume reduction was £5m in respect of the German beverage businesses and the remainder due mainly to softer volumes in some parts of Europe including the UK flavoured alcoholic beverage market for glass.

In respect of Latasa, the "Acquisitions 2003" adjustment includes the benefit derived from fair value adjustments made on acquisition. That benefit was £10m and related mainly to lower depreciation.

Managing input costs

The annual expenditure on aluminium, by far the largest raw material cost incurred by the Group, is approximately £950m. In the US, Rexam's major customers agree the cost of aluminium in advance with their suppliers and therefore Rexam is largely unaffected by changes in the cost of this commodity. In Europe, both aluminium and the associated US dollar/euro currency requirements are hedged, such that input costs are fixed in euros, Rexam's principal transaction currency in Europe. The three year hedging profile is such that the Group will not be significantly affected by changes in aluminium prices or the US dollar/euro exchange rates over the next two years. The European beverage can business also spends about £75m per annum on steel. This expenditure is largely covered by long term contracts, of which about 20% are renegotiated each year.

The annual expenditure on resins by Rexam's Plastic Packaging businesses amounts to £75m. On a large number of sales contracts, any resin price changes are passed on to customers, although there may be a short time lag before they are implemented. The Group also spends about £100m each year on energy, the largest part of which is by the glass business. Historically, Rexam has been able to obtain price increases at regular intervals to compensate for increases in energy prices and other costs.

EXCHANGE RATES

The principal exchange rates used in the preparation of the accounts are:

	2004 Average	2004 Closing	2003 Average	2003 Closing
US dollar	**1.83**	**1.93**	1.63	1.77
Euro	**1.47**	**1.42**	1.45	1.42

Profit and loss account

The principal currencies that affect Rexam's results are the US dollar, which weakened significantly against sterling during the year, and the euro, which was marginally weaker.

The net effect of currency caused sales including associates and underlying operating profits to be reduced by £198m and £26m respectively, compared with the previous year. The effect of purchasing aluminium which is denominated in US dollars, for products sold in Europe, was minimal as much of the exposure is hedged.

The movement in exchange rates had the following impact on the translation into sterling for reporting sales, underlying operating profit and profit before tax in 2004:

	Sales including associates £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	(170)	(22)	(17)
Euro	(13)	(2)	(1)
Other currencies	(15)	(2)	(2)
	(198)	(26)	(20)

Looking forward into 2005, it has been assumed that the US dollar will remain weak. Because of the hedging policies adopted by the Group for aluminium purchases and interest payments, the impact of recent movements in the US dollar exchange rate is not likely to have a material transaction impact on profit in 2005. The proportion of the Group's sales and profit earned by subsidiaries reporting in US dollars has increased with the acquisition of Latasa. The precise impact of changing exchange rates on translation into sterling cannot be ascertained until the average exchange rates for 2005 have been calculated. However, based on the 2004 results, it is estimated, for example, that a 10 cent change in the principal currencies would have the following impact:

	Sales including associates £m	Underlying operating profit £m	Underlying profit before tax £m
US dollar	80	12	10
Euro	65	9	7

Balance sheet

Most of the Group's borrowings are denominated in US dollars and euros. Currency movements in the year have reduced net borrowings by £46m; this is almost entirely due to the weakness of the US dollar. Changes in exchange rates have also reduced net equity by a modest £8m, as shown in the statement of total recognised gains and losses.

REXAM

SECTOR PERFORMANCE

Segment analysis

All the disposals, businesses for sale and discontinued operations are grouped together under disposals.

2004	Sales including associates £m	Underlying operating profit £m	Return on sales %	Profit before interest and retirement benefits net finance cost £m
Beverage Packaging	**2,597**	**318**	**12.2**	**250**
Plastic Packaging	**527**	**71**	**13.5**	**48**
Consumer Packaging	**3,124**	**389**	**12.5**	**298**
Disposals	**21**	**2**		**(12)**
	3,145	**391**	**12.4**	**286**
2003				
Beverage Packaging	2,503	275	11.0	165
Plastic Packaging	496	54	10.9	35
Consumer Packaging	2,999	329	11.0	200
Disposals	187	15		(92)
	3,186	344	10.8	108

The improvement in margins to 12.5% for Consumer Packaging in 2004, up from 11.0% in 2003, represents another excellent performance by the Group this year. The following table shows the sustained progress achieved over the last four half years for Consumer Packaging.

	Sales including associates £m	Underlying operating profit £m	Return on sales %
First half 2003	1,478	156	10.6
Second half 2003	1,521	173	11.4
First half 2004	1,555	181	11.6
Second half 2004	1,569	208	13.3

The fair value adjustments in respect of Latasa, as discussed previously, were finalised and recorded in the second half of 2004. Consequently, the reported profit for the first half should be increased, on an underlying basis, by £4m and that for the second half year reduced by the same amount. Reflecting this adjustment the return on sales for the first half of 2004 was 11.9% and for the second half, 13.0%.

Beverage Packaging

	2004	2003
Sales including associates (£m)	**2,597**	2,503
Underlying operating profit (£m)	**318**	275
Return on sales (%)	**12.2**	11.0

Overall, Beverage Packaging turned in a solid performance. The beverage can business in the Americas improved on the prior year, although the benefits were somewhat diluted by currency translation. In the US beverage can business, volumes were just below last year, due to weaker demand in the latter part of the year. However, sales revenues, at constant currency, were 6% up, largely due to the pass through of raw material costs and a positive mix effect. The integration of the South American beverage can operations has progressed well and indications are that, by the end of 2006, total annual synergies will exceed US$30m, at least US$10m higher than anticipated when the deal was announced. On a combined basis and at constant currency, the operating profit of the whole South American can business is approximately £28m (65%) ahead of last year on sales that were £25m (10%) higher. This profit improvement includes £7m of cost reductions, following plant closures in 2003 and 2004, and £11m of synergy savings.

The European beverage can business grew by approximately 4% excluding Germany. There was solid growth in soft drinks across most major markets as well as an increase in slim cans. This helped compensate for Germany where there was no recovery. Additional capacity for slim cans has been added and will be available in the latter part of 2005.

The glass business performed well and benefited from the two acquisitions made in early 2004. The closure of a furnace and associated production lines in Germany together with a production line closure in Denmark have balanced capacity in the Northern European market. The one-off cash costs, recorded in exceptional items, associated with these closures and that of the Brazilian plant in 2004, discussed above, were £5m.

Plastic Packaging

	2004	2003
Sales including associates (£m)	**527**	496
Underlying operating profit (£m)	**71**	54
Return on sales (%)	**13.5**	10.9

Plastic Packaging sustained the improvement reported in 2003, with substantial increases in sales including associates, underlying operating profit and margins. The general buoyancy in the beauty businesses was complemented by the addition of the higher margin pharmaceutical packaging businesses, Risdon Pharma in 2003 and Plastic Omnium Medical in 2004. In June 2004, it was decided to close the plant in Torrington, US, to maintain competitiveness in the make-up business. Also, in October 2004 the closure of the plastic containers plant in Ystad, Sweden was implemented in response to declining volumes in the Nordic food market. The cash cost of these closures is £4m and is included in exceptional items. The Petainer refillable plastic bottles business continued to benefit from the demand for its products following the implementation of the German deposit system on one-way packaging.

RETIREMENT BENEFITS

The movement in provisions for retirement benefits is set out in Note 3 on page 32.

The analysis of the retirement benefits net finance cost is as follows:

	2004 £m	2003 £m
Defined benefit pension schemes:		
Expected return on scheme assets	**124**	125
Interest on scheme liabilities	**(135)**	(138)
	(11)	(13)
Retiree medical interest on liabilities	**(15)**	(19)
Net finance cost	**(26)**	(32)

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. These changes reduced shareholders' funds by £61m as follows:

	£m	£m
Defined benefit schemes:		
Scheme assets - returns higher than expected	**60**	
Scheme liabilities - experience gains	**9**	
Scheme liabilities - lower discount rates	**(146)**	
		(77)
Retiree medical:		
Scheme liabilities - experience losses	**(6)**	
Scheme liabilities - lower discount rates	**(7)**	
		(13)
Actuarial changes before tax		**(90)**
Tax		**29**
Actuarial changes after tax		**(61)**

The total cash payments in respect of retirement benefits are as follows:

	2004 £m	2003 £m
Defined benefit pension schemes	**23**	16
Other pension schemes	**4**	4
Retiree medical	**20**	23
	47	43
Exceptional payment	**-**	10
Total cash payments	**47**	53

Cash payments to defined benefit pension schemes increased as a result of a higher rate of contribution to the UK scheme. The exceptional payment in 2003 was in respect of a defined benefit arrangement, which requires assets to be maintained at a fixed percentage of liabilities. Based on current actuarial projections, we expect cash contributions to defined benefit pension schemes to continue to increase, rising by approximately £5m in 2005 and again by a similar amount in 2006.

INTEREST

Interest charged in the year was £65m, which was a substantial reduction from 2003 when the charge was £73m. This results from lower borrowings, following the success of the disposal programme, as well as lower short term interest rates following the refinancing arranged in April 2004. Currently around 54% of net borrowings are at fixed rates and 46% at floating rates. The average interest rate during the year was 5.3% (2003: 5.8%).

Interest cover improved sharply to 6 times operating profit (before goodwill amortisation and exceptional items) which is comfortably above the Group's long term parameter to maintain interest cover above 4 times.

TAX

The tax charge for the year was £85m (28%) on profit after retirement benefits net finance cost before goodwill amortisation and exceptional items (2003 restated: £65m (27%)). It is currently anticipated that the percentage charge will be around 30% in 2005 following adoption of International Financial Reporting Standards. In subsequent years it is likely to continue to rise in line with tax rates in the regions in which the Group operates.

Tax payments in the year were £54m (64% of the profit and loss account tax charge) compared with £39m (60%) last year. Payments in 2003 and 2004 were reduced by repayments received, following settlement of prior year tax assessments, and by the utilisation of tax losses. It is expected that the cash tax paid in future years will rise to between 75% and 80% of the profit and loss account tax charge as tax losses are used up.

EARNINGS/(LOSS) PER SHARE

The basic earnings per share for the Group was 21.0p per share (2003: loss of 9.5p). This includes goodwill amortisation and the exceptional profits and losses arising from restructuring, asset impairment and the sale of businesses. Underlying earnings per share before retirement benefits net finance cost increased from 38.1p to 41.1p, an increase of 8%. Including the retirement benefits net finance cost, earnings per share is up from 33.8p in 2003 to 38.2p in 2004, an increase of 13%. These increases in underlying earnings per share were achieved even though the tax rate has increased and the average number of shares in issue is higher by 10%, following the 2003 Rights Issue made in conjunction with the acquisition of Latasa.

	2004 pence	2003 pence	Change %
Basic earnings/(loss) per share	**21.0**	(9.5)	
Underlying earnings per share:			
- Before retirement benefits net finance cost	**41.1**	38.1	+8
- Including retirement benefits net finance cost	**38.2**	33.8	+13
Average number of shares (millions)	**547**	496	+10

EXCEPTIONAL ITEMS

There were a number of exceptional items during 2004.

	£m	£m
Restructuring costs	**(18)**	
Fixed asset impairments	**(5)**	
Retiree medical and other	**7**	
Charged to operating profit		**(16)**
Loss on businesses sold	**(3)**	
Attributable goodwill in reserves written off	**(11)**	
Disposal of businesses		**(14)**
Total exceptional items before tax		**(30)**
Tax		**11**
Total exceptional items after tax		**(19)**

The principal restructuring cost related to the closure of the US make-up facility in Torrington. Included in fixed asset impairments is £8m of attributable goodwill arising on its acquisition in 1996. Further costs were incurred on the closure of the Swedish plastic container facility at Ystad. In addition, reorganisation costs arose in Beverage Packaging following the integration of recent acquisitions together with capacity reductions in the German beverage can and northern European glass businesses. These costs were offset by the write back of £5m in respect of goodwill impairment, recorded in 2003, arising on the acquisition of Nacanco GmbH. This write back was a consequence of the utilisation of assets to support the investment in slim can capacity, which has underpinned the value of the assets acquired for the related business at Gelsenkirchen, and revisions to the provisional fair value adjustments.

During the year the Group negotiated revisions to its obligations in respect of retiree medical benefits for certain current employees, which reduced liabilities by £11m. The loss on disposal of businesses relates primarily to the sale of four European non-core thin wall plastics businesses, including £11m of attributable goodwill arising on their acquisition in 1992.

DIVIDEND AND DIVIDEND POLICY

This year the Board is recommending a final dividend of 10.09p per share bringing the total dividend for the year to 17.25p per share, an improvement of 5.2%. This is in line with Rexam's ongoing policy to increase the dividend payout by about 5% per annum on the assumption that the financial resources are available and that earnings growth continues as expected.

CASH FLOW

Free cash flow was an inflow of £226m compared with £212m in 2003. This 7% increase is largely due to an improvement in working capital, particularly on receivables.

	2004 £m	2003 restated* £m
Cash flow from operating activities before change in working capital	**526**	517
Change in working capital	**(7)**	(26)
Cash flow from operating activities	**519**	491
Capital expenditure (net)	**(175)**	(159)
Purchase of fixed asset investments	**-**	(10)
Interest, non equity and associate dividends and tax	**(118)**	(110)
Free cash flow	**226**	212
Equity dividends	**(92)**	(76)
Business cash flow	**134**	136
Acquisitions**	**(100)**	(428)
Disposals***	**13**	192
Cash flow including borrowings acquired and disposed	**47**	(100)
Exchange fluctuations	**46**	(15)
Amortisation and payment of financing fees	**(1)**	(3)
Share capital changes (net of costs)	**8**	307
Purchase of Rexam shares by ESOP trust	**-**	(3)
Net borrowings at the beginning of the year	**(1,169)**	(1,355)
Net borrowings at the end of the year	**(1,069)**	(1,169)

* Restated for UITF38 "Accounting for ESOP Trusts"

** Includes net borrowings acquired of £42m (2003: £176m)

*** Includes net borrowings disposed of £3m (2003: £36m) and repayment of loan to associate of £1m in 2003.

REXAM

CAPITAL EXPENDITURE

Capital expenditure was £183m, just above depreciation. It is anticipated that capital expenditure in 2005 will be within the range 1.00 to 1.20 times depreciation, depending on the timing of projects. This follows two years of relative restraint in response to the need to balance capacity with demand in a number of business areas and reflects an increased number of growth opportunities.

	2004	2003
Capital expenditure (gross) (£m)	**183**	165
Depreciation (£m)	**178**	171
Ratio (times)	**1.03**	0.96

Acquisitions and disposals

Expenditure on acquisitions, including borrowings assumed, totalled £100m as set out below:

	£m
Glas Moerdijk	**29**
Latasa minority interest	**21**
Plastic Omnium Medical	**21**
VanCan	**14**
Polglass	**11**
Other, including investment in joint venture	**4**
	100

The principal transactions were in Beverage Packaging. They include the completion of the tender offer for the 11% minority interest in Latasa in May 2004, the purchase in the first quarter of two European glass businesses in the Netherlands and Poland and the acquisition in October 2004 of the remaining 50% of the Mexican joint venture, VanCan. The acquisition in April 2004 of Plastic Omnium Medical, based in France, strengthened Rexam's position in the plastic pharmaceutical packaging market.

The main disposal was four European non-core thin wall plastics businesses for £15m, including borrowings disposed.

BALANCE SHEET AND BORROWINGS

	2004 £m	2003 restated* £m
Intangible fixed assets	**1,185**	1,195
Retirement benefits net of deferred tax	**(532)**	(496)
Other net assets	**1,202**	1,293
	1,855	1,992
Shareholders' funds	**786**	804
Minority interests	**-**	19
Net borrowings	**1,069**	1,169
	1,855	1,992
Return on invested capital (%) **	**15**	13
Interest cover (times) ***	**6.0**	4.7
Gearing (%)	**136**	142

* Restated for UITF38 "Accounting for ESOP Trusts"

** Underlying operating profit divided by the average of opening and closing of each of net borrowings, shareholders' funds and minority interests after adding back retirement benefits (net of deferred tax) and goodwill previously written off against reserves.

*** Based on underlying operating profit

Net borrowings have reduced by £100m since 31 December 2003 to £1,069m. This reflects strong business cash flows and favourable currency movements, offset by expenditure on acquisitions. Shareholders' funds have reduced by £18m, due mainly to unfavourable changes in actuarial values of retirement benefits discussed above. The return on invested capital continues to exceed the 12% per annum weighted average cost of capital that the Group is currently using internally.

In April 2004 a £875m five-year revolving credit facility was signed, replacing a €1.4bn facility that was due to mature in April 2005. The new facility reduced borrowing margins and enhanced the maturity profile of the Group's debt.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Group will be adopting IFRS with effect from 1 January 2005 and consequently will restate its UK GAAP financial statements for 2004. The detailed programme to effect a smooth transition to IFRS is well advanced. It has addressed not only the financial effect but also the impact on systems, people and processes.

A detailed presentation on the impact of IFRS on the Group was made to institutional investors and financial analysts in December 2004. A copy of this presentation is available on the website, www.rexam.com. The most significant factors impacting the Group's financial statements include the cessation of goodwill amortisation, deferred tax asset recognition, share based payment, the valuation of retirement benefits, the treatment of convertible preference shares and the valuation of derivative financial instruments. The underlying profit and earnings per share for 2004 under IFRS are not expected to be significantly different to those reported under UK GAAP.

The Group expects to publish its 2004 half year and full year results restated under IFRS early in the second quarter of 2005.

SUMMARY

The 26% increase in underlying profit before tax and 13% increase in underlying EPS, supported by a 7% increase in free cash flow, demonstrates Rexam's ability to continue delivering improved results. The integration of Latasa, as well as the other acquisitions made in the year, is progressing well and the improvement in Plastic Packaging margins reflects the increased focus on the more value added businesses in this segment.

Lars Emilson
Chief Executive

Graham Chipchase
Finance Director

25 February 2005

REXAM

APPENDIX

HISTORIC PERFORMANCE

The following table shows the Group's historic performance before goodwill amortisation and exceptional items.

	2004	2003*	2002	2001
Sales including associates (£m)	**3,145**	3,186	3,160	3,488
Underlying operating profit (£m)	**391**	344	320	333
Underlying profit before tax (£m)	**300**	239	226	218
Underlying earnings per share (p)	**38.2**	33.8	34.3	33.8**

* Restated for UITF38 "Accounting for ESOP Trusts"
** Restated for the 2003 Rights Issue

Much of the increased profitability has resulted from acquisitions, principally PLM, ANC and Latasa, price rises in the North American beverage can business and from efficiency programmes that have been implemented throughout the Sectors. Over the past five years the Group has achieved strong cash flows, reduced net borrowings and has returned substantial funds to shareholders by way of dividends.

	Free cash flow £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
2000	105	(59)	46	14.1
2001	200	(60)	140	14.9
2002	176	(70)	106	15.6
2003**	212	(76)	136	16.4
2004	**226**	**(92)**	**134**	**17.25**
	919	(357)	562	

* Before acquisitions and disposals
** Restated for UITF38 "Accounting for ESOP Trusts"

REXAM

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2004

	Underlying business performance £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover (Note 2)				
Continuing operations excluding acquisitions	**3,106**	-	-	**3,106**
Acquisitions	**39**	-	-	**39**
Turnover including associates	**3,145**	-	-	**3,145**
Turnover of associates – continuing operations	**(64)**	-	-	**(64)**
Group turnover	**3,081**	-	-	**3,081**
Operating expenses				
Continuing operations	**(2,662)**	**(75)**	**(16)**	**(2,753)**
Acquisitions	**(34)**	-	-	**(34)**
	(2,696)	**(75)**	**(16)**	**(2,787)**
Operating profit (Note 2)				
Continuing operations excluding acquisitions	**380**	**(75)**	**(16)**	**289**
Acquisitions	**5**	-	-	**5**
Operating profit before share of profits of associates	**385**	**(75)**	**(16)**	**294**
Share of profits of associates	**6**	-	-	**6**
Operating profit including share of profits of associates	**391**	**(75)**	**(16)**	**300**
Disposal of businesses	-	-	**(14)**	**(14)**
Profit on ordinary activities before interest and retirement benefits net finance cost	**391**	**(75)**	**(30)**	**286**
Interest	**(65)**	-	-	**(65)**
Profit on ordinary activities before retirement benefits net finance cost	**326**	**(75)**	**(30)**	**221**
Retirement benefits net finance cost (Note 3)	**(26)**	-	-	**(26)**
Profit on ordinary activities before tax	**300**	**(75)**	**(30)**	**195**
Tax on ordinary activities	**(95)**	-	**15**	**(80)**
Tax on retirement benefits net finance cost and retirement benefits exceptional item	**10**	-	**(4)**	**6**
Profit on ordinary activities after tax	**215**	**(75)**	**(19)**	**121**
Equity minority interests				**(1)**
Profit for the financial year				**120**
Preference dividends on non equity shares				**(5)**
Profit attributable to ordinary shareholders				**115**
Ordinary dividends on equity shares				**(95)**
Retained profit for the financial year				**20**
Earnings per ordinary share (pence) (Note 6)				
Basic				**21.0**
Diluted				**20.8**
Underlying:				
- Before retirement benefits net finance cost	**41.1**			
- Including retirement benefits net finance cost	**38.2**			
Dividends per ordinary share (pence) (Note 5)				**17.25**

REXAM

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December 2003 - Restated

	Underlying business performance £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover (Note 2)				
Continuing operations	3,052	-	-	3,052
Discontinued operations	134	-	-	134
Turnover including associates	3,186	-	-	3,186
Turnover of associates – continuing operations	(74)	-	-	(74)
Group turnover	3,112	-	-	3,112
Operating expenses				
Continuing operations	(2,652)	(70)	(59)	(2,781)
Discontinued operations	(122)	-	-	(122)
	(2,774)	(70)	(59)	(2,903)
Operating profit (Note 2)				
Continuing operations	326	(70)	(59)	197
Discontinued operations	12	-	-	12
Operating profit before share of profits of associates	338	(70)	(59)	209
Share of profits of associates	6	-	-	6
Operating profit including share of profits of associates	344	(70)	(59)	215
Disposal of businesses	-	-	(107)	(107)
Profit on ordinary activities before interest and retirement benefits net finance cost	344	(70)	(166)	108
Interest	(73)	-	-	(73)
Profit on ordinary activities before retirement benefits net finance cost	271	(70)	(166)	35
Retirement benefits net finance cost	(32)	-	-	(32)
Profit on ordinary activities before tax	239	(70)	(166)	3
Tax on ordinary activities	(76)	-	21	(55)
Tax on retirement benefits net finance cost	11	-	-	11
Profit/(loss) on ordinary activities after tax	174	(70)	(145)	(41)
Equity minority interests				(1)
Loss for the financial year				(42)
Preference dividends on non equity shares				(5)
Loss attributable to ordinary shareholders				(47)
Ordinary dividends on equity shares				(84)
Retained loss for the financial year				(131)
Earnings/(loss) per ordinary share (pence) (Note 6)				
Basic				(9.5)
Diluted				(9.5)
Underlying:				
- Before retirement benefits net finance cost	38.1			
- Including retirement benefits net finance cost	33.8			
Dividends per ordinary share (pence) (Note 5)				16.4

REXAM

CONSOLIDATED BALANCE SHEET
As at 31 December

	2004 £m	2003 Restated £m
Fixed assets		
Intangible assets	**1,185**	1,195
Tangible assets	**1,196**	1,262
Investments in associates and joint ventures	**28**	31
Other investments	**30**	33
	2,439	2,521
Current assets		
Stocks	**353**	339
Debtors receivable within one year	**448**	441
Debtors receivable after more than one year	**65**	99
Marketable securities and money market deposits	**65**	29
Cash at bank and in hand	**29**	41
	960	949
Creditors: amounts falling due within one year		
Borrowings	**(136)**	(218)
Other creditors	**(668)**	(694)
	(804)	(912)
Net current assets	**156**	37
Total assets less current liabilities	**2,595**	2,558
Creditors: amounts falling due after more than one year		
Borrowings	**(1,027)**	(1,021)
Other creditors	**(140)**	(108)
	(1,167)	(1,129)
Provisions for liabilities and charges	**(110)**	(110)
Net assets before retirement benefits	**1,318**	1,319
Retirement benefits (net of deferred tax) (Note 3)	**(532)**	(496)
Net assets including retirement benefits	**786**	823
Capital and reserves		
Ordinary equity called up share capital	**354**	352
Non equity called up share capital	**89**	89
Share premium account	**741**	735
Capital redemption reserve	**279**	279
Profit and loss reserve	**(677)**	(651)
Shareholders' funds	**786**	804
Equity minority interests	**-**	19
Total capital and reserves	**786**	823

REXAM

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2004 £m	2003 Restated £m
Cash flow from operating activities	**519**	491
Dividends received from associates	**-**	2
Returns on investments and servicing of finance:		
Interest received	**10**	11
Interest paid	**(66)**	(76)
Interest element of finance leases	**(3)**	(3)
Dividends paid to non equity shareholders	**(5)**	(5)
	(64)	(73)
Tax paid	**(54)**	(39)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	**(183)**	(165)
Purchase of fixed asset investments	**-**	(10)
Sale of tangible fixed assets	**3**	2
Sale of properties surplus to requirements	**5**	4
	(175)	(169)
Acquisitions and disposals:		
Purchase of businesses	**(55)**	(252)
Sale of businesses	**10**	155
Investment in joint venture	**(3)**	-
Loan to associate	**-**	1
	(48)	(96)
Equity dividends paid to ordinary shareholders	**(92)**	(76)
Cash flow before management of liquid resources and financing	**86**	40
Management of liquid resources:		
(Purchase)/repayment of marketable securities and money market deposits	**(34)**	13
Financing:		
Issue of ordinary equity share capital	**8**	314
Expenses on issue of ordinary equity share capital	**-**	(7)
Purchase of Rexam PLC shares by ESOP trust	**-**	(3)
(Repayment)/issue of medium term notes	**(29)**	172
Repayment of loans	**(44)**	(532)
Capital element of finance leases	**(1)**	(10)
	(66)	(66)
Decrease in cash	**(14)**	(13)

REXAM

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES
For the year ended 31 December

	2004 Continuing operations £m	2003 Continuing operations Restated £m	2003 Discontinued operations £m	2003 Total Restated £m
Operating profit before share of profits of associates	**294**	197	12	209
Depreciation	**178**	165	6	171
Impairment	**6**	50	-	50
Loss on disposal of tangible fixed assets	**2**	6	-	6
Goodwill amortisation	**75**	70	-	70
Movement in provisions	**(7)**	8	-	8
Movement in retirement benefits	**(27)**	(8)	-	(8)
Non cash element of incentive schemes	**6**	11	-	11
Income from fixed asset investment	**(1)**	-	-	-
Movement in working capital:				
Stocks	**(24)**	16	(2)	14
Debtors	**9**	(24)	(3)	(27)
Securitised debtors	**-**	(13)	-	(13)
Creditors	**8**	3	(3)	-
	(7)	(18)	(8)	(26)
Cash flow from operating activities	**519**	481	10	491

ANALYSIS OF CHANGES IN NET BORROWINGS

	2004 £m	2003 £m
At 1 January	**(1,169)**	(1,355)
Currency fluctuations	**46**	(15)
Net borrowings acquired/disposed	**(39)**	(140)
Cash flow movements	**94**	344
Amortisation of discount and financing fees	**(1)**	(3)
At 31 December	**(1,069)**	(1,169)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December

	2004 £m	2003 Restated £m
Profit/(loss) for the financial year	**120**	(42)
Currency fluctuations:		
Intangible fixed assets	**(45)**	(11)
Tangible fixed assets	**(35)**	6
Retirement benefits (net of deferred tax)	**23**	23
Net borrowings	**46**	(15)
Other net tangible assets	**4**	(1)
Current tax on currency fluctuations	**(1)**	3
	(8)	5
Changes in actuarial values of retirement benefits (net of tax)	**(61)**	(79)
Changes in market value of fixed asset investment	**1**	(4)
Total recognised gains and losses for the financial year	**52**	(120)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
For the year ended 31 December

	2004 £m	2003 Restated £m
At 1 January as originally reported	**803**	544
Prior year adjustment	**1**	(11)
At 1 January as restated	**804**	533
Profit/(loss) for the financial year	**120**	(42)
Dividends	**(100)**	(89)
Retained profit/(loss) for the financial year	**20**	(131)
Currency fluctuations (net of tax)	**(8)**	5
Share option schemes	**5**	12
Changes in actuarial values of retirement benefits (net of tax)	**(61)**	(79)
Changes in market value of fixed asset investment	**1**	(4)
Transfer on conversion of an associate to a subsidiary	**(2)**	-
Issue of ordinary share capital for share option schemes	**8**	5
Issue of ordinary share capital by placing	**-**	84
Issue of ordinary share capital by rights issue	**-**	218
Goodwill in reserves written off	**19**	161
At 31 December	**786**	804

REXAM

NOTES

1 Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a To reflect the movement from "Plastic Packaging" to "Disposals and businesses for sale" of the European thin wall container businesses sold during the year.
b To reflect the adoption of UITF38 "Accounting for ESOP Trusts" as described below.
c To reflect an £11m reduction in interest receivable debtors and interest payable creditors on interest rate swaps previously reported on a gross basis.

In accordance with UITF38 "Accounting for ESOP Trusts", own shares held by the Rexam Employee Share Trust are treated as a reduction in shareholders' funds. They are held at cost until disposed. Any profit or loss on disposal is treated as a movement in reserves.

A charge is recognised in the consolidated profit and loss account for awards of share options over the period to which the performance criteria relates on a straight line basis. The charge is determined as the intrinsic value of the option, being the difference between its fair value at the date of grant and the amount that the employee is required to pay for the shares. Inland Revenue approved Save As You Earn schemes are exempt from the requirements of UITF17 (revised) "Employee Share Schemes".

As a result of implementation of UITF38, 2003 has been restated. The effect of this restatement on the consolidated profit and net assets for 2003 is set out below:

	£m
Profit before tax	(2)
Tax	2
Profit after tax	-
Net assets	1

The impact on profit in 2004 would not have been material if UITF38 had not been adopted.

The consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December 2004 and the consolidated balance sheet at 31 December 2004 do not constitute statutory accounts as defined by section 240 of the Companies Act 1985. They are extracted from the full statutory accounts for the year ended 31 December 2004 which have been approved by a duly constituted Committee of the Board of Directors on 25 February 2005, but which have not been delivered to the Registrar of Companies. The report of the auditors on those accounts is unqualified and does not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

NOTES (continued)

2 Segment analysis

	Sales including associates £m	Underlying operating profit £m	Underlying return on sales %	Profit before interest and retirement benefits net finance cost £m	Underlying net assets before goodwill £m	Underlying net assets £m
2004:						
Beverage Packaging	**2,597**	**318**	**12.2**	**250**	**1,091**	**2,128**
Plastic Packaging	**527**	**71**	**13.5**	**48**	**243**	**391**
Consumer Packaging	**3,124**	**389**	**12.5**	**298**	**1,334**	**2,519**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(669)**	**(669)**
Ongoing operations	**3,124**	**389**	**12.5**	**298**	**665**	**1,850**
Disposals and businesses for sale	**21**	**2**	**9.5**	**(10)**	**5**	**5**
Continuing operations	**3,145**	**391**	**12.4**	**288**	**670**	**1,855**
Discontinued operations	**-**	**-**	**-**	**(2)**	**-**	**-**
	3,145	**391**	**12.4**	**286**	**670**	**1,855**
United Kingdom and Ireland	**286**	**45**	**15.7**	**21**	**154**	**353**
Continental Europe	**1,391**	**140**	**10.1**	**105**	**760**	**1,224**
The Americas	**1,365**	**199**	**14.6**	**157**	**370**	**855**
Rest of the world	**103**	**7**	**6.8**	**5**	**55**	**92**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(669)**	**(669)**
Continuing operations	**3,145**	**391**	**12.4**	**288**	**670**	**1,855**
Discontinued operations	**-**	**-**	**-**	**(2)**	**-**	**-**
	3,145	**391**	**12.4**	**286**	**670**	**1,855**
2003 Restated:						
Beverage Packaging	2,503	275	11.0	165	1,133	2,177
Plastic Packaging	496	54	10.9	35	243	394
Consumer Packaging	2,999	329	11.0	200	1,376	2,571
Retirement benefits, tax and dividends	-	-	-	-	(607)	(607)
Ongoing operations	2,999	329	11.0	200	769	1,964
Disposals and businesses for sale	53	3	5.7	3	28	28
Continuing operations	3,052	332	10.9	203	797	1,992
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	344	10.8	108	797	1,992
United Kingdom and Ireland	315	35	11.1	22	150	362
Continental Europe	1,385	154	11.1	77	704	1,186
The Americas	1,243	135	10.9	99	487	948
Rest of the world	109	8	7.3	5	63	103
Retirement benefits, tax and dividends	-	-	-	-	(607)	(607)
Continuing operations	3,052	332	10.9	203	797	1,992
Discontinued operations	134	12	9.0	(95)	-	-
	3,186	344	10.8	108	797	1,992

NOTES (continued)

2 Segment analysis (continued)

Underlying operating profit comprises operating profit, including share of profits of associates, before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings of £1,069m (2003: £1,169m). Underlying return on sales is based upon underlying operating profit divided by sales including associates. There is no significant trading between business segments or geographical regions. Interest and other finance costs and net borrowings are managed centrally and are not directly attributable to individual business segments or regions. Of the total sales of associates, £48m relates to Beverage Packaging (2003: £58m) and £16m relates to disposals and businesses for sale (2003: £16m).

3 Summary of movements in retirement benefits

	Defined benefit pension schemes £m	Other pension schemes £m	Total pension schemes £m	Retiree medical £m	Gross retirement benefits £m	Deferred tax £m	Net retirement benefits £m
At 1 January 2004	(383)	(18)	(401)	(293)	(694)	207	(487)
Currency fluctuations	12	-	12	24	36	(13)	23
Acquisition of businesses	-	(1)	(1)	-	(1)	-	(1)
Current service cost	(25)	(3)	(28)	(3)	(31)	9	(22)
Exceptional item: past service credit	-	-	-	11	11	(4)	7
Total operating profit charge	(25)	(3)	(28)	8	(20)	5	(15)
Net finance cost	(11)	-	(11)	(15)	(26)	10	(16)
Actuarial changes	(77)	-	(77)	(13)	(90)	29	(61)
Cash contributions	23	4	27	20	47	(15)	32
Transfers	2	(1)	1	-	1	-	1
At 31 December 2004	**(459)**	**(19)**	**(478)**	**(269)**	**(747)**	**223**	**(524)**
Debtors receivable after one year	**-**	**-**	**-**	**8**	**8**	**-**	**8**
Retirement benefits	**(459)**	**(19)**	**(478)**	**(277)**	**(755)**	**223**	**(532)**
At 31 December 2004	**(459)**	**(19)**	**(478)**	**(269)**	**(747)**	**223**	**(524)**
Debtors receivable after one year	-	-	-	9	9	-	9
Retirement benefits	(383)	(18)	(401)	(302)	(703)	207	(496)
At 31 December 2003	(383)	(18)	(401)	(293)	(694)	207	(487)

The exceptional past service credit in 2004 relates to negotiated revisions to the Group's obligations in respect of retiree medical benefits. Rexam pays the retiree medical costs on behalf of certain businesses disposed in the prior year. These costs are subsequently reimbursed by the disposed businesses. The £8m (2003: £9m) included in debtors receivable after more than one year represents the actuarial value of the total amount that is reimbursable.

NOTES (continued)

4 Exceptional items

	2004 £m	2003 £m
Exceptional items included in operating profit:		
Retiree medical (Note 3)	**11**	-
Restructuring costs	**(18)**	(15)
Impairment	**(5)**	(50)
Other	**(4)**	6
	(16)	(59)
Disposal of businesses:		
(Loss)/profit before attributable goodwill written off	**(3)**	55
Attributable capitalised goodwill written off	**-**	(1)
Attributable goodwill in reserves written off	**(11)**	(161)
	(14)	(107)
Tax arising on exceptional items:		
Retiree medical (Note 3)	**(4)**	-
Restructuring and other items	**6**	14
Disposal of businesses	**9**	7
	11	21
Total exceptional items	**(19)**	(145)
Of the total exceptional items, discontinued operations comprise the following:		
Disposals of businesses	**(2)**	(107)
Tax arising on exceptional items	**8**	7
	6	(100)

5 Ordinary dividends on equity shares

	2004 £m	2003 £m
2004 proposed final dividend of 10.09p payable 1 June 2005	**55**	-
2004 interim dividend of 7.16p paid 3 November 2004	**40**	-
2003 final dividend of 9.58p paid 1 June 2004	**-**	52
2003 interim dividend of 6.82p paid 4 November 2003	**-**	33
2002 final dividend over accrual	**-**	(1)
	95	84

NOTES (continued)

6 Earnings/(loss) per ordinary share

	2004 pence	2003 pence
Basic earnings/(loss) per ordinary share	**21.0**	(9.5)
Diluted earnings/(loss) per ordinary share *	**20.8**	(9.5)
Underlying earnings per ordinary share:		
Before retirement benefits net finance cost, goodwill amortisation and exceptional items	**41.1**	38.1
Before goodwill amortisation and exceptional items	**38.2**	33.8

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in 2003.

Underlying earnings per share is included on the face of the profit and loss account as it is felt that by adjusting basic earnings per share for exceptional items and goodwill amortisation, underlying earnings per share provides a better indication of the Group's performance.

	2004 £m	2003 £m
Profit on ordinary activities after tax before retirement benefits net finance cost, goodwill amortisation and exceptional items	**231**	195
Equity minority interests	**(1)**	(1)
Preference dividends on non equity shares	**(5)**	(5)
Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items	**225**	189
Retirement benefits net finance cost	**(16)**	(21)
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**209**	168
Goodwill amortisation	**(75)**	(70)
Exceptional items	**(19)**	(145)
Profit/(loss) attributable to ordinary shareholders	**115**	(47)
Dilution on conversion of preference shares	**5**	5
Profit/(loss) on a diluted basis	**120**	(42)

	2004 Number millions	2003 Number millions
Average number of shares:		
Average number of shares in issue for the year	**546.8**	496.5
Dilution on conversion of preference shares	**24.4**	24.4
Dilution on exercise of outstanding share options	**5.0**	7.6
On a diluted basis	**576.2**	528.5

Shares owned by the Rexam Employee Share Trust have been excluded from the average number of shares in the basic, diluted and underlying earnings per share calculations.

REXAM

NOTES (continued)

7 Exchange rates

The principal exchange rates against sterling were:

	2004	2003
Average:		
United States dollar	**1.83**	1.63
Euro	**1.47**	1.45
Closing:		
United States dollar	**1.93**	1.77
Euro	**1.42**	1.42

8 A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC, 4 Millbank, London SW1P 3XR.